ANNUAL REPORT 2002

CORP

AR/S

03019517

P.E. 12-31-02

APR 1





GATX Corporation is a specialized finance and leasing company combining asset knowledge and services, structuring expertise, partnering, and risk capital to serve customers and partners worldwide.

Market position	Strengths	Strategy
Largest tankcar lessor in North America. Interest in 166,000 railcars worldwide. Largest locomotive operating lease fleet in North America.	Over 105 years of industry experience. Expertise in specialized railcars. Growing international presence. Strong customer relationships.	Strengthen leadership position in North American market. Broaden customer relationships. Establish GATX as leader in European rail market.
One of the largest aircraft lessors in the world. Own, manage and have an interest in over 300 commercial aircraft. Own 50% interest in world's largest aircraft engine lessor.	Over 30 years of industry experience. Newer, narrow-body fleet with a 5-year weighted average age. Extensive international presence.	Manage existing air portfolio effectively during difficult market. Maintain high utilization. Increase fees from third-party managed aircraft and advisory services.
Leading independent information technology (IT) equipment lessor. More than 900 customers in North America.	Over 20 years of industry experience. Diversified portfolio across customers and equipment types. Vendor-independent. Strong, service-based customer relationships.	Broaden existing customer relationships. Increase customer base in North America. Pursue portfolio acquisitions.

Income from Continuing Operations
$ millions


114.2
126.3
30.8
7.5
29.0
98
02*

*Before Cumulative Effect of Accounting Change

Asset Mix


Rail 46%
Air 25%
Specialty 13%
Technology 9%
Venture 3%
Corporate/Other 4%

We faced hurdles, but we cleared them one at a time. We also never lost sight of the fact that we have a quality asset base, unmatched service capabilities, and committed, experienced employees. These qualities provide support during a downturn and tremendous potential leverage in an upturn.

GATX Financial Highlights

In millions, except per share data

	2002	2001	2000
Gross income	$1,340.7	$1,520.3	$1,389.9
Income from continuing operations before cumulative effect of accounting change	29.0	7.5	30.8
Income from discontinued operations	6.2	165.4	35.8
Income before cumulative effect of accounting change	35.2	172.9	66.6
Net income	0.3	172.9	66.6
Per share diluted income before cumulative effect of accounting change	$ 0.72	$ 3.51	$ 1.37
Per share diluted net income	–	$ 3.51	$ 1.37

Letter from the Chairman of the Board

I could describe 2002 as "challenging," but that particular word has become so overused in corporate communications today that it has almost lost meaning. Frustrating might be a more accurate description.

We entered 2002 amidst economic uncertainty and weak conditions in our end markets. However, we were hopeful that as the year wore on, the economy would slowly strengthen and this would permeate other areas: Our end markets would gather positive momentum, volatility in the capital markets would subside, and we would close the year and enter 2003 with greater clarity. Instead, it felt like every step forward for the economy and our end markets was followed by two steps back, and uncertainty prevailed. This was evident in our results: Revenues and operating income declined sharply from 2001 levels, we experienced asset impairments, and our total return to shareholders was -26%.

But GATX has persevered through uncertainty and market weakness before, and we will again. In fact, in our 105-year history we've been through two world wars, the Great Depression, and numerous recessions, so we have some experience with adversity. Recoveries often stumble before taking hold, and I believe that's where we are today.

We're a leader in rail, air, and information technology equipment leasing – these markets form the foundation for transporting products, people, and information. While economic conditions or geopolitical uncertainty can result in near-term disruption, the long-term growth trends in these markets have been unmistakable. We are well positioned to capitalize on opportunities as the markets strengthen.

Although 2002 did not feel like a "winning" year at GATX, for our employees or shareholders, in some respects it was. We faced hurdles, but we cleared them one at a time. We also never lost sight of the fact that we have a quality asset base, unmatched service capabilities, and committed, experienced employees. These qualities provide support during a downturn and tremendous potential leverage in an upturn.

In the pages that follow, I address questions that we routinely hear regarding our business, events from the past year, and the future direction of GATX. In addition, we profile some of the people, services, and customer relationships that make our business unique. Before turning to this material, I'd like to thank the board of directors for their continued insight and guidance, the employees of GATX for their unwavering commitment to the company, and our shareholders for their continued support.

Sincerely,

Ronald H. Zech
Chairman and Chief Executive Officer

Portfolio Investments and Capital Expenditures
$ millions


1,236
1,606
1,897
1,791
1,272
98
02

Cash from Continuing Operations and Portfolio Proceeds
$ millions


1,103
792
1,029
1,389
1,323
98
02

Q:

What were the company's main achievements in 2002?

A:

I'd say the biggest achievement was that in the face of very difficult conditions, our people pulled together and achieved some tough objectives that we laid out at the beginning of the year.

Our list of objectives in 2002 was short: Focus on and strengthen our core franchise businesses, manage our air business effectively, significantly reduce costs, and maintain a strong liquidity position. The scorecard on these objectives is equally short, but I'm proud of the results and the people who made them happen: We sharpened our focus on rail, air, and technology and announced plans to exit or curtail non-core activities; we maintained nearly 100% fleet utilization in air and successfully completed 53 aircraft movements for our owned and managed aircraft; we reduced SG&A by over $40 million by flattening the organizational structure and eliminating duplication; and we completed over $1.5 billion of financing. We also finished the year with a strong liquidity position despite volatile capital market conditions.

Q: *What about disappointments?*

A: We definitely had some in 2002. Our earnings were below original expectations, primarily because our markets remained stressed and we took additional asset impairment charges, mostly in the air portfolio. We also failed to complete a sizeable portfolio acquisition, although we pursued several opportunities. This was mostly due to the fact that potential sellers ultimately decided not to sell, but we need to make these deals happen. The biggest disappointment was that our total shareholder return was -26% – our shareholders felt the pain, and as shareholders ourselves, we felt it too.

Q: *Are you seeing any improvement on the horizon in the railcar leasing business?*

A: The rail market moves in cycles and they tend to be long ones, but this downturn has lasted longer than anyone expected.

Ronald H. Zech
Chairman and
Chief Executive Officer
GATX Corporation



There are some positive signs: Customer order inquiries are up at GATX, new car order backlogs have increased at the railcar manufacturers, chemical shipments are inching up, and a lot of older cars have been taken out of the system and scrapped over the past three years. That's all good news, but the economy is still fragile.

While an economic recovery is needed to really drive results in rail, we have taken a proactive approach to position the business for the future. We have reduced SG&A and made a number of efficiency improvements that will serve as a springboard when the market picks up. We have placed a committed railcar purchase order that will provide us with a steady flow of attractively priced cars over the next five years. Importantly, we have strengthened our presence in Europe and we are streamlining our operations and leveraging our existing investment in this important market. We have also made a concerted effort to strengthen customer relationships. Rail's customer base consists of some of the world's leading chemical, petroleum, and food companies, and we are committed to being their railcar lessor of choice.

Q: *The air market continues to provide daily headlines – how has GATX managed the challenges?*

A: In times of distress, you draw on your experience and your asset base – that's the case in the aircraft leasing business. We have a lot of experience, and we have an asset base that's well suited for this environment, so we have fared better than some others in this business.

Entering 2002, we had 16 new aircraft scheduled for delivery, 10 lease expirations on existing aircraft, and we faced the possibility of some unplanned aircraft returns – there were six, by the way. On top of that we had to arrange financing for the 16 new deliveries, no small task given the environment. Yet we arranged attractively priced financing for the new deliveries, successfully placed the new deliveries and all 10 lease expirations plus unplanned returns, and handled 18 aircraft movements for our managed aircraft.

Q: *How were you able to achieve this, given market conditions?*

A: It comes back to experience and assets. Our air people are among the most experienced and skilled in the industry, and it showed this year. They went about their work relentlessly, with a "one aircraft at a time" motto. Their extensive customer relationships around the world, coupled with a deep understanding of the assets under their control, allowed them to place new and existing aircraft with little time off lease.

The quality of our asset base in air is also an advantage in this type of market, and the composition of our portfolio is not blind luck. In the mid-1990's, our air team aggressively sold older and less desirable aircraft while the market for these assets was stronger. We captured a lot of gains on the sales, but most importantly this strategic move repositioned our fleet around newer, narrow-body aircraft, the exact class of aircraft for which demand has held up the best during this industry downturn.

Q: *This has been a difficult environment for many companies and the cost of capital has risen – how does GATX compete effectively?*

A: The capital markets have been volatile, and especially unforgiving for finance companies, but our financing and competitive strategies have been consistent. First, we use a mix of financing resources to diversify our funding base and lower our effective borrowing costs. For example, complementing our traditional capital market and bank sources, we also use financing backed by our strong asset base. A case in point would be aircraft financing in 2002, where we tapped U.S. Export-Import Bank and European Export Credit Agency financing for new deliveries. That's AAA-rated, cost-effective financing for GATX.

Second, and most importantly, service is central to our business model. If all we did was compete on price, we wouldn't be in the game. In our 100+ years of business, there have always been competitors with access to cheaper money than GATX, so we have had to differentiate our offering. Rail is the best example, where full service leases incorporate railcar repairs, ongoing maintenance, on-line information services, environmental compliance programs, and so on. The result is that you end up closer to the customer, and the lease rate becomes one component, but not the only component, in our customers' decision process.

Q: *What are the reasons behind your decision to exit Venture and curtail the Specialty Finance business?*

A: We concluded that by focusing on a core set of businesses, we could drive maximum value for our shareholders. But what defines a "core" business? We believe it's one where we have a strong market position, asset expertise, experience, service capabilities, consistency, and the scale and financing resources to compete effectively. Rail, air, and technology fit the profile – they are franchise platforms that we can grow. Our corporate finance group serves as an excellent complement to these businesses, providing financial structuring and portfolio management skills that can be leveraged across the company.

Specialty and Venture possess some aspects of a core business, but not all. For example, they are more volatile and difficult to finance effectively, especially in the current environment. So while on some levels it was a difficult decision – Specialty and Venture have been a part of GATX for a long time and they have quality people – at the end of the day the decision was straightforward. We are focusing our efforts and resources around enhancing our core businesses.

Q: *What are GATX's top priorities in 2003?*

A: We can't flip a switch and make the economy and our end markets better. What we can do is focus on improving the controllable variables in our business, and this will allow us to maximize performance when the recovery happens – and it will happen. So like the past year, in 2003 we will again focus on controlling costs and improving operational efficiency, portfolio acquisitions, maintaining solid liquidity so we can jump on opportunities that arise, and managing our air business tightly.

We are focused on near-term objectives, but we are also allocating time and resources to longer-term strategic issues. Some of this was evident in our decision regarding Venture and Specialty and the heightened focus on rail, air, and technology. We're also pursuing growth opportunities in each of our core markets, further simplifying our organizational structure, and expanding customer service initiatives. These are longer term, strategic efforts that will drive the company forward.

Q: Where do you see GATX in five years?

A:

Over the next five years we will build on the business platforms and principles that serve as our foundation today.

In rail, we will expand on our position as the leading North American tankcar lessor by providing our customers with best-in-class services and maintenance expertise. Our European rail business will continue gaining critical mass, both in terms of our presence in this market and the income contribution to GATX. In air, we will expand the number of managed aircraft, enhancing our fee-based advisory and asset management services. We may also selectively pursue co-investment opportunities in air as a means to capitalize on market opportunities and further expand fee income in this area. And in technology, I see us benefiting from a more robust IT investment cycle, one that we'll complement with more efficient customer support and back office functions.

One thing I would add is that over the next several years, much of our earnings growth will come from enhancing returns on existing assets – in essence, generating higher lease rates on an installed base of assets as the economic recovery takes hold. I want to avoid focusing too intently on pure asset growth. In the late 1990's we pursued asset growth in some non-core markets. I think in certain cases we stretched too far. That was a hard-earned lesson, and one we won't lose sight of in the future. I'm willing to take prudent, calculated risk. After all, that's what investing in and growing a business is all about, but we won't overextend the company.

Q: *Why should I buy stock in GATX?*

A: The most obvious appeal is that we are very well positioned to benefit from an improved economic environment. Over 70% of our assets are in railcars and aircraft, assets that have a life of 25+ years. When we purchase an asset, we're not fixated on next week's return – we look at the potential return on the asset over its life, through cycles. We are confident that our assets will generate attractive returns, but you have to stay with it for the long haul. We are fortunate to have a base of shareholders who share this view, many of whom have stayed with us long term.

Another positive for GATX is that we deal in specialized markets that rely on asset expertise. Full service tankcar leasing is a complicated, service-oriented business where deep customer relationships matter – we use our 105 years of experience every day, and that's a nice competitive advantage on which to draw. Another example is air, where turmoil in the industry has caused a number of aircraft lessors and/or investors to realize that success in this business is dependent on experience and asset knowledge. In the years ahead there will be far fewer players in the aircraft finance and leasing business, and that will be a positive for those who have the asset base and experience to stay with it.

We have faced plenty of market challenges in the past two years: a prolonged downturn in rail, September 11 and its impact on the air industry, a global downturn in technology spending, and capital market volatility. My point is that we are battle-tested – we have faced every challenge thrown our way and responded in kind. That's a testament to the people around me, all of our employees, and to our long-term mentality. This experience will serve us well for years to come.

GATX Rail offers a unique service package backed by a team of experienced, knowledgeable professionals covering the entire spectrum of each customer relationship.

GATX Rail provides its customers, comprising many of North America's and Europe's largest commodity and food manufacturers, with full service railcar leasing solutions. But what is "full service"? At GATX Rail, it's a unique service package backed by a team of experienced, knowledgeable professionals covering the entire spectrum of each customer relationship.

Customer relationships are the lifeblood of the full service railcar leasing business, and GATX Rail has built many of the strongest in the industry.

For 105 years, GATX Rail has differentiated itself within the industry, building a leading position along the way, through its focus on working directly with customers on all facets of their rail leasing needs.

An example of this customer-oriented approach is the GATX Rail/IMC Global account team. IMC Global is North America's largest producer of concentrated phosphates and potash fertilizers. The company has over $2.5 billion in revenue, 7,300 employees, and a network of global operations. One component of IMC Global's success is the efficient manufacturing and distribution of its products. They currently utilize nearly 4,000 railcars in their transportation system.



In late 2001, IMC Global reviewed its railcar fleet requirements and announced plans to pare their existing list of [illegible] railcar suppliers. IMC Global's goal was to form a strategic alliance with one railcar lessor who would ultimately supply the majority of their 4,000 railcars. At the time, GATX Rail supplied 600 cars to IMC Global, and the foundation of a solid relationship was in place. Importantly, IMC Global's decision to form an alliance with one lead lessor was consistent with GATX Rail's strategy of establishing close, multifaceted customer relationships.

Although competition was [illegible] intense, GATX Rail was able to draw on a unique advantage that few lessors can match: an account team encompassing sales, engineering, maintenance, finance, fleet management, and customer support. Following a discovery period during which the account team worked closely with IMC Global to identify their specific equipment, maintenance, and financing needs, GATX Rail presented their full service solution to IMC Global. GATX Rail's successful proposal included a tailored lease structure, detailed railcar specifications and delivery schedules, railcar maintenance service locations across [illegible] and ongoing customer [illegible]

Today, GATX Rail provides IMC Global with over [illegible] railcars, and the number of cars on lease and the relationship continue to grow. Being selected for the alliance is a testament to the account team's effort and creativity, and it's also indicative of the unique knowledge, skills and commitment to service that are at work every day across GATX Rail.

GATX Owned Railcar Fleet Composition
by Car Type

- Tankcars 59%
- Covered Hoppers 24%
- Boxcars/Gondolas 7%
- Open Hopper 3%
- Intermodal 2%
- Other 5%

North American Fleet

U.S. Tankcar Market Share
Leased Market

- GATX 35%
- Union Tank Car 34%
- GE Railcar 18%
- Other 13%

Source: Umler Data

GATX Rail Customer Profile
Top 50 Customers by Rating

- AAA and AA 14%
- A 10%
- BBB 28%
- BB or < 16%
- Nonrated/Private 32%



GATX Rail Account Team:
from left to right

George Economy, Account Manager
Robert "Chip" Ripley, Production Coordinator
Grace Kubota, Fleet Manager
Jeff Walsh, Managing Director, Freight Car Group
Chauncey Fallen, Senior Operations Analyst
John Hickey, Railroad Specialist, Maintenance Procurement
Jeri Bowman, Customer Order Management Representative, Customer Support Services
Paul Titterton, Director of Sales & Fleet Administration
Kathy Lyman, Fleet Manager
Jim Dell, Mobile Repair Unit Operator
Gene Tylisz, Manager, Design Development, Railcar Engineering

The accomplishments of the Toulouse team exemplify the knowledge base, effort, and adaptability of GATX Air's many talented employees.

The air industry has experienced unprecedented volatility since September 11, as aircraft operators, lessors, and investors around the world adapt to a new and much more difficult operating environment. With 35 years of experience in the aircraft leasing business, a quality asset base, and extensive customer relationships throughout the world, GATX Air has adeptly navigated this environment.

The concept of an aircraft operating lease is simple – a carrier rents an aircraft for a fixed period – but the execution of each transaction is extremely complex. Success requires a depth and breadth of skills in a wide range of disciplines: asset, finance, tax, and legal expertise, a keen understanding of worldwide aviation markets, strong vendor and customer relationships, portfolio administration, marketing, and technical capabilities. GATX Air brings together experts in each of these functional areas to serve its globally diverse customer base.

GATX Air is both a direct owner of aircraft and a third-party manager. With over 300 owned and managed aircraft, GATX Air's skills



were put to the test in 2002. Entering the year, the schedule included 16 new aircraft deliveries and 10 lease renewals in owned aircraft, as well as 18 renewals within the third-party managed portfolio.

A significant portion of the 2002 activity centered on GATX Air's office in Toulouse, France. Serving as the headquarters of GATX Air's extensive European business, the Toulouse team is responsible for aircraft marketing throughout the region and the acceptance of GATX Air's new aircraft from Airbus. The Toulouse team is also responsible for technical services for the transition of GATX owned and managed aircraft worldwide. The technical components encompass return condition compliance and records maintenance, new lessee specification requirements, and registering and delivering aircraft to new lessees throughout the world.

In 2002, the Toulouse team faced a sizeable new aircraft delivery and renewal schedule, yet their performance in the face of a difficult environment was outstanding. Including both GATX-owned and third-party managed aircraft, the marketing team placed 34 aircraft on lease with 18 different carriers, including 12 new customers for GATX. The technical team successfully managed the transition of 43 aircraft, with 40 of these involving European carriers. Importantly, the new aircraft placements and renewals resulted in minimal off-lease time.

The accomplishments of the Toulouse team exemplify the knowledge base, effort, and adaptability of GATX Air's many talented employees. While the air industry will continue to face uncertainty in 2003, GATX Air has proven its ability to address this uncertainty with determination and creativity.

GATX Air Fleet Composition – Owned
by Aircraft Type

A320 Family	46%
B737 Family	35%
B757	9%
MD-80 Family	3%
Other	7%

GATX Air Fleet Regional Mix – Owned
by Lessee's Home Country

Europe	47%
North America	14%
South America	14%
Middle East	13%
Asia	11%
Africa	1%

Worldwide Air Travel
revenue passenger miles in billions



303
441
675
858
1,201
1,537
2,109
2,01
70
75
80
85
90
95
00
02

Source: International Civil Aviation Organization



GATX Air Toulouse Team:

Jeff Buckio, Vice President, Technical Services
Sylvia Hallett, Director, Technical Services
Olof Koppenberg, Vice President, Marketing
Jim Morris, Managing Director, Marketing
Mike Sanders, Managing Director, European Operations
Odile Findzo-Gasch, Administrative Services
Paul Cottam, Director, Technical Services
Colin Bole, Assistant Managing Director, Marketing
Peter Tanner, Director, Technical Services

GATX Technology Services simplifies the complexities involved in managing leased IT equipment.

GATX Technology Services (GTS) is one of the leading independent information technology (IT) leasing companies in the world, providing equipment and full life cycle asset management consulting services for IT assets. Success is predicated on building enduring customer relationships, identifying leasing solutions that meet each customer's unique equipment needs, and working with customers as their IT needs change. With more than a million pieces of IT equipment on lease to over 900 customers, it's clear that many companies are capitalizing on the flexible and efficient IT leasing solutions provided by GTS.

Asset knowledge, experience, and the ability to anticipate IT trends are critical to success in this sector of the leasing industry, and GTS further differentiates itself through unparalleled customer service, the foundation of which is an account team capable of handling every aspect of a customer's IT needs.

A case in point is Blue Cross and Blue Shield of Florida, Inc. (BCBSF). BCBSF and its subsidiaries serve the healthcare needs of more than 6 million Floridians. With offices in Tampa, Jacksonville, Orlando and Miami, BCBSF provides affordable healthcare



choices to its members and has done so for over 60 years.

BCBSF and GTS established a relationship in 1991, and the company has leased equipment from GTS every year since. The GTS account team, led today by the same account manager who established the relationship in 1991, includes key individuals from account management, lease administration, asset and portfolio management, and IT remarketing.

In 1997, BCBSF switched to an "all lease" strategy for its personal computer (PC) equipment needs, and they chose GTS as a primary lessor. GTS was selected based on its ability to simplify the complexities involved in managing leased IT equipment, including procurement, tracking, monitoring, returning and upgrading existing equipment. GTS currently has over 11,000 PCs on lease to BCBSF.

The success of the BCBSF relationship reflects GTS's full service strategy, encompassing all account team members. GTS account representatives work with customers to continually review their IT needs, upgrading equipment as necessary, and utilizing the most effective leasing alternatives. Account management representatives provide asset management services throughout the tenure of the relationship, including tracking of leased equipment, maintenance, and records management.

Customers can access account information 24 hours a day, seven days a week through myGTS.com, an online tracking system. And the technical team at the GTS service center provides assistance with the remarketing and/or disposition of equipment at the end of lease term.

Personal account management, flexibility to meet customers' individual needs, maintenance support, and the equipment knowledge to support life cycle asset management are the cornerstones of each GTS customer relationship.

GATX Technology Leased Equipment Mix

PC/Client Server	40%
Midrange	26%
Communications	8%
Mainframe	2%
Other	24%

GATX Technology Customer Mix

Top 50 Customers by Industry

Data Processing	21%
Business Services	19%
Banking/Finance	18%
Retail	9%
Manufacturing	9%
Other	24%



GATX Technology Account Team:

Carine Gourjan, Technology Leasing Specialist, Account Teams

Stretta Bonds, Shipping/Receiving Clerk, Asset Management

Mike O'Hare, Vice President, Regional Sales Director, Sales & Marketing

Luis Rodriguez, Senior Asset Specialist, Asset Management

Heather Veldhuis, Client Relations Manager, Account Teams

John Andrade, Computer Technician, Asset Management

Suzanne Diaz, Equipment Management Specialist, Asset Management

Mike Doyle, Senior Portfolio Manager, Portfolio Management

Tanya Wickstrom, Data Entry Specialist, Asset Management

Consolidated Statements of Income

IN MILLIONS, EXCEPT PER SHARE DATA / YEAR ENDED DECEMBER 31	2002	2001	2000
Gross income			
lease income	$ 1,016.0	$ 1,140.1	$ 987.0
marine operating revenue	79.7	77.7	88.2
interest income	55.1	71.3	60.1
asset remarketing income	54.7	99.0	57.2
gain on sale of securities	3.9	38.7	52.3
fees	17.6	19.5	19.7
other	47.3	41.2	46.5
revenues	1,274.3	1,487.5	1,311.0
gain on extinguishment of debt	18.0	–	–
share of affiliates' earnings	48.4	32.8	78.9
total gross income	1,340.7	1,520.3	1,389.9
Ownership costs			
depreciation and amortization	351.6	397.8	316.6
interest, net	224.6	248.8	242.6
operating lease expense	179.5	184.2	168.8
total ownership costs	755.7	830.8	728.0
Other costs and expenses			
maintenance expense	146.4	137.5	127.7
marine operating expenses	60.7	59.7	60.1
other operating expenses	36.9	54.5	12.8
selling, general and administrative	204.5	247.8	224.6
provision for possible losses	36.6	98.4	17.7
asset impairment charges	40.5	85.2	5.0
provision (reversal) for litigation charges	–	(13.1)	160.5
reduction in workforce charges	16.9	13.4	–
fair value adjustments for derivatives	3.5	0.5	–
total other costs and expenses	546.0	683.9	608.4
income from continuing operations before income taxes and cumulative effect of accounting change	39.0	5.6	53.5
income tax provision (benefit)	10.0	(1.9)	22.7
income from continuing operations before cumulative effect of accounting change	29.0	7.5	30.8
Discontinued operations			
operating results, net of taxes	–	1.5	27.4
gain on sale of portion of segment, net of taxes	6.2	163.9	8.4
total discontinued operations	6.2	165.4	35.8
income before cumulative effect of accounting change	35.2	172.9	66.6
cumulative effect of accounting change	(34.9)	–	–
net income	$ 0.3	$ 172.9	$ 66.6
Diluted per share data			
income from continuing operations before cumulative effect of accounting change	$ 0.59	$ 0.15	$ 0.63
income from discontinued operations	0.13	3.36	0.74
income before cumulative effect of accounting change	.72	3.51	1.37
cumulative effect of accounting change	(0.72)	–	–
total	$ –	$ 3.51	$ 1.37
average number of common shares and common share equivalents (in thousands)	49,177	49,202	48,753

The financial information presented in this summary annual report should be reviewed in conjunction with the GATX Corporation 10-K on file with the Securities and Exchange Commission. This document is available at www.gatx.com or by calling the investor relations contacts listed on the inside back cover of this report.

Supplemental Information to Income Statement

Asset Remarketing Income
$ millions


$92.4
$75.5
$57.2
$99.0
$54.7
98
02

Asset Remarketing Income 2002
$ millions


$40.8 Remarketing Gains
$13.9 Residual Sharing Fees

Lease Income

represents rents received from lessees on the assets in GATX's operating lease and direct finance lease portfolio.

Interest Income

represents income derived from interest received on loans, primarily in the Venture and Specialty portfolios.

Asset Remarketing Income

includes gains on the sale of assets from GATX's own portfolio and residual sharing fees from the sale of assets managed by GATX on behalf of a third-party owner. These gains tend not to occur evenly between periods.

Gain on the Sale of Securities

includes the gain on the sale of stock derived from warrants received as part of financing transactions in the Venture portfolio.

Share of Affiliates' Earnings

represents GATX's pro rata share of pre-tax earnings from investments in affiliated companies. See Supplemental Financial Data, pages 22-23, for additional details.

Operating Lease Expense

reflects financing costs related to assets, including certain railcars and aircraft, that GATX has financed with long-term sale-leasebacks.

Maintenance Expense

includes any repair and maintenance expense of GATX's fleet of railcars including the use of third-party contract shops. Expenses associated with GATX's own maintenance centers and mini-mobile repair units are also included.

Provision for Possible Losses

is derived from GATX's estimate of losses on reservable assets based on a review of credit and market risks. Reservable assets include gross receivables, loans and finance leases for which GATX can record loss reserves. Operating lease assets, as dictated by accounting standards, are not reservable.

Asset Impairment Charges

can occur when events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable. If assets are impaired, the impairment charge to be recognized is measured by the amount by which the carrying amount of the assets exceeds fair value.

Consolidated Balance Sheets

IN MILLIONS / DECEMBER 31	2002	2001
Assets		
cash and cash equivalents	$ 231.1	$ 222.9
restricted cash	140.9	134.4
receivables		
rent and other receivables	97.8	128.5
finance leases	713.0	866.1
loans	434.2	557.4
less – allowance for possible losses	(82.2)	(94.2)
	1,162.8	1,457.8
operating lease assets, facilities and other		
railcars and service facilities	3,076.9	2,932.9
operating lease investments and other	2,250.1	1,771.0
less – allowance for depreciation	(2,008.1)	(1,985.1)
	3,318.9	2,718.8
progress payments for aircraft and other equipment	140.9	281.1
	3,459.8	2,999.9
investments in affiliated companies	850.9	912.9
recoverable income taxes	129.8	34.1
goodwill, net	62.5	63.3
other investments	96.1	109.2
other assets	294.4	169.2
	$ 6,428.3	$ 6,103.7
Liabilities and shareholders' equity		
Accounts payable & accrued expenses	$ 399.5	$ 364.5
debt		
short-term	27.1	288.4
long-term:		
recourse	3,474.5	2,916.1
nonrecourse	594.6	709.4
capital lease obligations	143.7	163.0
	4,239.9	4,076.9
deferred income taxes	640.0	464.5
other liabilities	347.3	316.0
total liabilities	5,626.7	5,221.9
Shareholders' equity		
preferred stock	–	–
common stock	35.6	35.4
additional capital	392.7	384.7
reinvested earnings	602.7	664.9
accumulated other comprehensive loss	(100.5)	(74.1)
	930.5	1,010.9
less – cost of common shares in treasury	(128.9)	(129.1)
total shareholders' equity	801.6	881.8
	$ 6,428.3	$ 6,103.7

Supplemental Information to Balance Sheet

Allowance for Possible Losses
% of Reservable Assets


13.3%
10.4%
6.3%
6.1%
6.6%
98
02

Investments in Affiliated Companies
$ millions


651.5
775.6
936.0
912.9
850.9
98
02

Investments in Affiliated Companies by Sector 2002
percentage


55% Air
25% Specialty
17% Rail
3% Other

Restricted Cash

represents cash held in relation to specific transactions or financings that is restricted from general corporate use. GATX's restricted cash consists primarily of an amount designated to fund the construction of railcars for a customer.

Finance Leases

comprise direct finance leases and leveraged leases.

Loans

generally in the Venture and Specialty portfolios, are recorded at the principal amount outstanding plus accrued interest.

Allowance for Possible Losses

provides for potential credit losses against reservable assets. Reservable assets are the gross receivables, loans and finance leases for which GATX can record loss reserves. Management sets the allowance by assessing overall risk and total probable losses in the portfolio, and by reviewing GATX's historical loss experience.

Operating Lease Assets and Other

consists primarily of the air, rail and technology assets of GATX on lease to customers and Great Lakes shipping vessels. Operating lease assets and facilities are stated principally at cost.

Progress Payments

represent amounts paid, including capitalized interest, toward construction of aircraft and other equipment.

Investments in Affiliated Companies

represents GATX's investments in 20%–50% owned companies and joint ventures and other investments in which GATX does not have effective or voting control. These investments are accounted for using the equity method. These domestic and foreign investments are in businesses similar to those of GATX, such as aircraft leasing, rail equipment leasing, technology equipment leasing and other business activities. See Supplemental Financial Data, pages 22-23, for additional details.

Consolidated Statements of Cash Flows

IN MILLIONS, EXCEPT PER SHARE DATA/YEAR ENDED DECEMBER 31	2002	2001	2000
Operating activities			
(loss) income from continuing operations	$ (5.9)	$ 7.5	$ 30.8
adjustments to reconcile (loss) income from continuing operations to net cash provided by continuing operations:			
realized gains on remarketing of leased equipment	(40.8)	(79.9)	(53.4)
gain on sales of securities	(3.9)	(38.7)	(52.3)
depreciation and amortization	368.1	415.9	333.9
provision for possible losses	36.6	98.4	17.7
asset impairment charges	40.5	85.2	5.0
deferred income taxes	130.7	126.9	26.8
share of affiliates' earnings, net of dividends	(13.1)	(22.5)	(44.0)
gain on extinguishment of debt	(18.0)	–	–
cumulative effect of accounting change	34.9	–	–
provision (reversal) of litigation charges	–	(13.1)	160.5
payments related to litigation settlement	–	(141.0)	(6.0)
other, including working capital	(89.4)	(76.4)	(16.9)
net cash provided by continuing operations	439.7	362.3	402.1
Investing activities			
additions to equipment on lease, net of nonrecourse financing for leveraged leases, operating lease assets and facilities	(893.2)	(841.0)	(1,095.3)
loans extended	(128.7)	(305.5)	(436.1)
investments in affiliated companies	(93.3)	(246.5)	(213.3)
progress payments	(104.2)	(300.1)	(123.4)
other investments	(52.4)	(98.2)	(29.2)
portfolio investments and capital additions	(1,271.8)	(1,791.3)	(1,897.3)
portfolio proceeds	882.8	1,026.2	627.3
proceeds from other asset sales	17.4	207.1	304.3
net cash used in investing activities of continuing operations	(371.6)	(558.0)	(965.7)
Financing activities			
net proceeds from issuance of long-term debt	1,518.1	788.9	1,583.6
repayment of long-term debt	(1,210.0)	(1,018.2)	(1,072.2)
net (decrease) increase in short-term debt	(274.4)	(231.6)	149.1
net decrease in capital lease obligations	(22.1)	(1.2)	(15.7)
issuance (repurchase) of common stock and other	8.4	19.3	(20.1)
cash dividends	(62.5)	(60.2)	(57.4)
net cash (used in) provided by financing activities of continuing operations	(42.5)	(503.0)	567.3
net transfers (to) from discontinued operations	(14.1)	(30.7)	10.7
net increase (decrease) in cash and cash equivalents from continuing operations	11.5	(729.4)	14.4
proceeds from sale of a portion of segment	3.2	1,185.0	74.7
taxes paid on gain from sale of segment	–	(281.9)	–
net decrease in cash and cash equivalents from discontinued operations	–	(12.3)	(5.5)
net increase in cash and cash equivalents	$ 14.7	$ 161.4	$ 83.6

Supplemental Information to Cash Flow Statement

Net Cash Provided by Continuing Operations
$ millions


$299.1
$275.1
$402.1
$362.3
$439.7
98
02

Additions to Equipment on Lease
$ millions


$892.5
$1,063.4
$1,095.3
$841.0
$893.2
98
02

Portfolio Proceeds
$ millions


$804.2
$516.8
$627.3
$1,026.2
$882.8
98
02

Portfolio Proceeds 2002
percentage


30% Loan principal received
28% Proceeds from asset sales
25% Finance lease rents received, net of earned income and leveraged lease nonrecourse debt service
13% Return of capital from investments in affiliated companies
4% Other

Gain on Extinguishment of Debt

primarily relates to third-party nonrecourse debt that GATX utilizes in its technology leasing business, in which case the lender may look only to the underlying collateral for repayment. In the event of a lessee default, GATX records a gain on the extinguishment of nonrecourse debt, offsetting charges to the provision for possible losses and asset impairment.

Cumulative Effect of Accounting Change

Effective January 1, 2002, GATX adopted Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets. Under these new rules, goodwill is no longer amortized, but rather subject to an annual impairment test in accordance with the Statements. An impairment charge is recognized for the amount by which the carrying amount of goodwill exceeds its fair value, established using discounted cash flows. Based on such review, GATX recorded a one-time, non-cash impairment charge of $34.9 million, recognized January 1, 2002, for the goodwill related to its Polish railcar reporting unit, Dyrekcja Eksploatacji Cystern (DEC).

Cash from Operations

is the net cash inflow from operations, calculated as the sum of net income adjusted for non-cash revenue and expense items and changes in asset and liability accounts affecting operating activities.

Additions to Equipment on Lease, net of nonrecourse financing for leveraged leases, operating lease assets and facilities

consist of capital expenditures for investments in income-producing assets. The majority of investment is for rail, air, and technology assets, with lesser amounts for venture and specialty assets.

Portfolio Proceeds

consist of cash received from the sale of leased equipment, finance lease and loan principal receipts, warrant sales and capital distributions from joint venture investments.

Proceeds from Other Asset Sales

reflect predominately the sale-leaseback of railcars and proceeds from railcar scrapping.

standards dictate that these assets remain off balance sheet. GATX includes these assets and related liabilities in its capitalization, since GATX controls the asset and has a purchase option at

Financial Corporation (GFC) and are classified as recourse. Other lease payments have not been guaranteed by GFC and are therefore classified as nonrecourse.

(G) **Allowance for Losses** – Provides for potential credit losses against reservable assets. Management sets the allowance by assessing overall

Supplemental Financial Data (unaudited)

IN MILLIONS

Business unit information – 2002

	Rail	Financial Services Air	Financial Services Technology	Financial Services Venture	Financial Services Specialty	Corporate and Other	Total
revenues	$ 653.8	$ 86.4	$304.1	$ 33.5	$ 196.5	$ –	$1,274.3
gain on extinguishment of debt	–	–	15.9	–	0.9	1.2	18.0
share of affiliates' earnings	13.1	14.8	2.3	1.5	16.7	–	48.4
gross income	666.9	101.2	322.3	35.0	214.1	1.2	1,340.7
assets	3,471.2	1,483.0	687.9	247.3	787.1	273.1	6,949.6
investments in affiliated companies	145.0	470.5	15.2	6.8	213.4	–	850.9
total assets (including off balance sheet)	$3,616.2	$1,953.5	$703.1	$254.1	$1,000.5	$273.1	$7,800.5

Investments and capital expenditures

	2002	2001	2000	1999	1998
rail	$ 117.5	$ 370.1	$ 482.7	$ 489.2	$ 498.8
air	571.5	574.2	257.2	294.3	229.7
technology	253.8	431.3	397.7	494.6	328.0
venture	120.8	259.4	339.9	116.0	48.0
specialty	206.8	147.8	412.3	208.4	136.1
other	1.4	8.5	7.5	3.5	(4.9)
total investment and capital expenditures	$1,271.8	$1,791.3	$1,897.3	$1,606.0	$1,235.7

Credit statistics

	2002	2001	2000	1999	1998
total assets, excluding cash	$7,428.5	$7,120.1	$6,804.7	$5,797.8	$4,923.3
reservable assets(E)	1,245.0	1,552.0	1,521.4	1,089.9	1,001.5
Financial Services investments(F)	2,900.9	2,882.5	2,604.0	2,075.9	1,474.4
allowance for losses(G)	82.2	94.2	95.2	113.5	133.6
allowance as a percentage of reservable assets	6.6%	6.1%	6.3%	10.4%	13.3%
net charge-offs, asset impairments and write-downs	94.4	187.8	41.6	31.1	3.4
net charge-offs/impairments/write-downs as a percentage of average total assets	1.3%	2.7%	0.7%	0.6%	0.1%
non-performing investments(H)	94.9	96.4	78.4	62.2	26.5
non-performing investments as a percentage of Financial Services investments	3.3%	3.3%	3.0%	3.0%	1.8%

GATX CORPORATION STOCK PERFORMANCE DOLLARS PER SHARE	2002 HIGH	2002 LOW	2001 HIGH	2001 LOW
First Quarter	$35.24	$27.05	$49.94	$40.50
Second Quarter	35.91	28.94	43.05	36.40
Third Quarter	30.35	19.33	43.55	29.80
Fourth Quarter	24.80	16.30	33.75	23.65

Supplemental Financial Data (unaudited)

GATX Investments in Affiliated Companies
percentage


55% Air
25% Specialty
17% Rail
3% Other

Total Investment in Affiliates, $851 million

GATX Corporation holds a number of investments in 20%–50% owned companies and joint ventures ("coinvestment/partnerships"). The majority of the affiliate investments are coinvestments in aircraft.

On the balance sheet, GATX's affiliate investments are reported as Investments in Affiliated Companies; on the income statement, GATX's pro rata share of income from these affiliates is reported as Share of Affiliates' Earnings; cash distributions from affiliates are incorporated in GATX's cash flow statement either as cash provided by operations in the case of dividends, or as a component of portfolio proceeds in the case of return of capital.

GATX primarily invests in two basic types of coinvestment/partnerships: A specific pool of assets that generates lease, interest, and remarketing gain income for the coinvestors over time as the asset pool liquidates. The Cooperative Association coinvestment/partnership is one such example. The second primary type is an investment in an ongoing leasing enterprise that has its own management team, strategy, and market position that complements GATX's core business. AAE Cargo, a European-based railcar leasing business, is one such example.

The table below provides additional detail on the 10 largest coinvestment/partnerships, with supplemental information on specific assets and partners. In addition, the accompanying data provide details with regard to the financial composition of the largest coinvestment/partnerships and a proportional consolidation. This information also details debt within coinvestments/partnerships that is recourse to GATX. At December 31, 2002, only $89 million of debt at the coinvestment/partnership level was recourse to GATX.

Details of the top 10 are provided below:

IN MILLIONS					GATX's Share of Debt in Affiliate		
Name	Sector	GATX's investment	GATX's stake in affiliate	Underlying asset/operation	Recourse to GATX	Nonrecourse to GATX	Coinvestors/partners
Cooperative Association	air	$114.6	30%	16 A320 aircraft	$ –	$ 0.6	five major financial institutions
PBG Capital Partners	specialty	77.3	50%	primarily rail and air assets	–	118.0	Pitney Bowes Credit Corporation
Alpha Partnerships	air	67.8	50%	aircraft engines	–	432.0	Rolls-Royce Plc
GATX 737-800 Partners	air	66.0	25.1%	10 B737-800 aircraft	5.9	15.2	four major financial institutions
AAE Cargo	rail	63.0	37.5%	represents GATX's investment in European freight car lessor (16,000 cars)	–	219.5	Ahaus Alstatter Eisenbahn (AAE) AG
Javelin Leasing Limited	air	60.8	50%	6 A320 aircraft	–	–	one major financial institution
Pembroke Group	air	59.3	50%	Dublin-based aircraft leasing operation own/manage over 100 aircraft	–	425.9	Rolls-Royce Plc
Air Liquide	specialty	58.1	50%	to develop, construct, own, operate and maintain a syngas facility in Longview, Texas	–	–	Air Liquide America
Locomotive Leasing Partners	rail	56.1	50%	locomotive leasing operation	–	–	General Motors Electro-Motive Division
GATX 737-800 Partners III	air	36.4	26%	5 B737-800 aircraft	3.9	12.3	three major financial institutions

Supplemental Financial Data (unaudited)

IN MILLIONS	2002	2001	2000	1999	1998
Investments in affiliated companies by sector					
Air	$470.5	$483.4	$480.5	$395.0	$339.3
Rail	145.0	200.6	205.9	207.9	141.7
Specialty	213.4	205.9	184.5	138.3	125.6
Venture	6.8	8.9	52.1	26.7	13.6
Technology	15.2	14.1	13.0	7.7	31.3
Total	$850.9	$912.9	$936.0	$775.6	$651.5
Pre-tax share of affiliates' earnings by sector					
Air[(A)]	$ 14.8	$ 33.1	$ 34.6	$ 25.3	$ 18.2
Rail	13.1	7.4	21.4	22.5	17.0
Specialty[(B)]	16.7	21.9	15.8	14.1	14.7
Venture[(C)]	1.5	(32.0)	3.9	1.9	–
Technology	2.3	2.4	3.2	(0.2)	(1.4)
Total	$ 48.4	$ 32.8	$ 78.9	$ 63.6	$ 48.5

(A) Includes $21.3 million and $9.3 million of pre-tax charges related to air asset impairments in 2002 and 2001, respectively.

(B) Includes $6.2 million of pre-tax charges related to air asset impairments in 2002.

(C) Includes $35.6 million of pre-tax charges and provisions related to telecommunications investments in 2001.

Investments in Affiliated Companies – Proportional Consolidation

The following table presents a proportional consolidation of summary income and balance sheet data reflecting the impact of adding GATX's proportional share of affiliates' income statement and balance sheet items to the GATX Consolidated statements.

	GATX 2002	GATX's proportional share of affiliate items						GATX 2002 proportional consolidation
		Air	Rail	Specialty	Technology	Venture	Adjustment	
Income summary								
revenues	$1,274.3	$ 182.6	$ 90.4	$ 85.7	$ 59.8	$ 1.5	$ –	$1,694.3
gain on extinguishment of debt	18.0	–	–	–	–	–	–	18.0
share of affiliates' earnings	48.4	–	–	–	–	–	(48.4)	–
total gross income	1,340.7	182.6	90.4	85.7	59.8	1.5	(48.4)	1,712.3
total ownership costs	755.7	125.7	51.9	22.5	50.5	–	–	1,006.3
total other costs and expenses	546.0	42.1	25.4	46.5	7.0	–	–	667.0
income before income taxes	39.0	14.8	13.1	16.7	2.3	1.5	(48.4)	39.0
income tax provision[(A)]	10.0	–	–	–	–	–	–	10.0
net income[(B)]	$ 29.0	$ 14.8	$ 13.1	$ 16.7	$ 2.3	$ 1.5	$ (48.4)	$ 29.0
Balance sheet								
assets								
cash and cash equivalents	$ 372.0	$ 34.8	$ 20.0	$ 30.9	$ 0.1	$ 0.8	$ –	$ 458.6
receivable/leases/loans	1,245.0	19.5	16.3	197.6	8.6	9.0	–	1,496.0
less: allowance for possible losses	(82.2)	(0.2)	–	(1.5)	(1.2)	(3.0)	–	(88.1)
	1,162.8	19.3	16.3	196.1	7.4	6.0	–	1,407.9
operating lease assets, facilities and other, net	3,318.9	1,467.2	362.7	7.4	102.0	–	–	5,258.2
progress payments and other assets	723.7	132.1	44.1	202.5	5.8	–	–	1,108.2
investments in affiliated companies	850.9	–	–	–	–	–	(850.9)	–
	$6,428.3	$1,653.4	$443.1	$436.9	$115.3	$ 6.8	$(850.9)	$8,232.9
liabilities and shareholders' equity								
accounts payable and accrued expenses	$ 399.5	$ 35.0	$ 22.2	$ 9.3	$ 2.6	$ –	$ –	$ 468.6
debt								
short-term	27.1	–	–	10.6	–	–	–	37.7
long-term:								
recourse to GATX	3,474.5	15.7	–	–	73.5	–	–	3,563.7
nonrecourse	594.6	1,013.2	272.3	200.0	16.4	–	–	2,096.5
capital lease obligations	143.7	–	–	–	–	–	–	143.7
	4,239.9	1,028.9	272.3	210.6	89.9	–	–	5,841.6
other liabilities, including deferred taxes	987.3	119.0	3.6	3.6	7.6	–	–	1,121.1
total shareholders' equity	801.6	470.5	145.0	213.4	15.2	6.8	(850.9)	801.6
	$6,428.3	$1,653.4	$443.1	$436.9	$115.3	$ 6.8	$(850.9)	$8,232.9

(A) GATX 2002 income tax benefit includes income taxes attributable to GATX's share of affiliates' earnings.

(B) Net income represents income from continuing operations before cumulative effect of accounting change.

Directors and Officers

GATX Board of Directors

Rod F. Dammeyer[2,4]
President,
CAC, llc

James M. Denny[2,3]
Retired; Former Managing Director,
William Blair Capital Partners, LLC

Richard Fairbanks[1,3]
Counselor,
Center for Strategic & International Studies

William C. Foote[1,3]
Chairman, President and Chief Executive Officer,
USG Corporation

Deborah M. Fretz[1,4]
President and Chief Executive Officer,
Sunoco Logistics Partners, L.P.

Miles L. Marsh[2,3]
Former Chairman and Chief Executive Officer,
Fort James Corporation

Michael E. Murphy[2,4]
Retired; Former Vice Chairman
and Chief Administrative Officer,
Sara Lee Corporation

John W. Rogers, Jr.[1,4]
Chairman and Chief Executive Officer,
Ariel Capital Management, Inc.

Ronald H. Zech
Chairman, President and Chief Executive Officer
GATX Corporation

1 Member, Audit Committee
2 Member, Compensation Committee
3 Member, Nominating Committee
4 Member, Retirement Funds Review Committee

GATX Officers

Ronald H. Zech
Chairman, President and
Chief Executive Officer

Brian A. Kenney
Senior Vice President – Finance and
Chief Financial Officer

Ronald J. Ciancio
Vice President,
General Counsel and Secretary

Gail L. Duddy
Vice President,
Human Resources

William M. Muckian
Vice President, Controller and
Chief Accounting Officer

William J. Hasek
Vice President, Treasurer

Robert C. Lyons
Vice President, Investor Relations

Business Unit Presidents

David M. Edwards, GATX Rail
Alan C. Coe, GATX Air
Thomas K. McGreal, GATX Technology

Corporate Information

Annual Meeting
Friday, April 25, 2003, 9:00 a.m., Central Time
Northern Trust Company
Assembly Room, Sixth Floor
50 South LaSalle Street
Chicago, Illinois 60675

Financial information and press releases
A copy of the company's Annual Report on Form 10-K for 2002 and selected other information are available without charge.

Corporate information and press releases may be found at http://www.gatx.com. A variety of current and historical financial information, press releases and photographs are available at this site.

Inquiries
Inquiries regarding dividend checks, the dividend reinvestment plan, stock certificates, replacement of lost certificates, address changes, account consolidation, transfer procedures and year end tax information should be addressed to GATX Corporation's Transfer Agent and Registrar:

Mellon Investor Services LLC
Overpeck Centre
85 Challenge Road
Ridgefield Park, New Jersey 07660

Telephone: (866) 767-6259
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354
Internet: http://www.melloninvestor.com

Information relating to shareholder ownership, dividend payments, or share transfers:
Lisa M. Ibarra, Assistant Secretary
Telephone: (312) 621-6603
Fax: (312) 621-6647
E-mail: lmibarra@gatx.com

GATX Corporation welcomes and encourages questions and comments from its shareholders, potential investors, financial professionals and the public at large. To better serve interested parties, the following GATX personnel may be contacted by letter, telephone, e-mail and/or fax.

Requests for information or brochures may be made through GATX's website. Many GATX publications may be directly viewed or downloaded from this site.

To request published financial information and financial reports, contact:
GATX Corporation
Investor Relations Department
500 West Monroe Street
Chicago, Illinois 60661-3676
Telephone: (800) 428-8161
E-mail: ir@gatx.com

Automated request line for materials:
(312) 621-6300

Analysts, institutional shareholders and financial community professionals:
Robert C. Lyons, Vice President, Investor Relations
Telephone: (312) 621-6633
E-mail: rclyons@gatx.com

Individual investors' inquiries:
Irma Dominguez, Investor Relations Coordinator
Telephone: (312) 621-8799
Fax: (312) 621-6648
E-mail: irma.dominguez@gatx.com

Questions regarding sales, service, lease information, or customer solutions:
GATX Rail: (312) 621-6200
Financial Services: (415) 955-3200

Independent Auditors
Ernst & Young LLP

Forward-looking statements
Certain statements within this document, including but not limited to the Chairman's Letter, question and answer section, and business line narrative sections on pages 8–13, may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements are identified by words such as "anticipate," "believe," "estimate," "expects," "intend," "predict," or "project" and similar expressions. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Risks and uncertainties include, but are not limited to, general economic conditions; aircraft and railcar lease rate and utilization levels; conditions in the capital markets and the potential for a downgrade in our credit rating, either of which could have an effect on our borrowing costs or our ability to access the markets for commercial paper or secured and unsecured debt; dynamics affecting customers within the chemical, petroleum and food industries; regulatory rulings that may impact the economic value of assets; competitors in the rail and air markets who may have access to capital at lower costs than GATX; additional potential write-downs and/or provisions within GATX's portfolio; impaired asset charges; and general market conditions in the rail, air, technology, venture, and other large-ticket industries.

Design by Addison www.addison.com Photography by Todd Boebel, Charlie Westerman and Thijs Wolzak Printing by Lithographix, Inc.
This annual report is printed on recycled paper.

GATX Corporation
500 West Monroe Street
Chicago, Illinois 60661

Telephone
(312) 621-6200
(800) 428-8161

www.gatx.com
NYSE: GMT